24001217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Austin Growth Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 S MoPac Expy, Suite 260
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Minter	512-970-8611	jcm@austingrowthcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, LLP
(Name – if individual, state last, first, and middle name)

12700 Park Central Dr, Suite 140	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

09/29/2003	76
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C. MINTER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUSTIN GROWTH CAPITAL LLC, as of MARCH 12, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NILIMA MORE
Notary ID #134366960
My Commission Expires
May 18, 2027

Signature: [signature]

Title: PRESIDENT

Nilima More
Notary Public March 25th, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Austin Growth Capital, LLC

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

Austin Growth Capital, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2023

Report of Independent Registered Public Accounting Firm	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
SUPPLEMENTAL SCHEDULES	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1	12
II. Computation for Determination of Reserve Requirements Under to Rule 15c3-3	13
III. Information Relating to The Possession or Control Requirements Under to Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm Regarding Management's Exemption Report	14
Management's Assertion of Exemption	15
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Regarding Form SIPC-7	16-17
SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934	18

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of Austin Growth Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Growth Capital, LLC (the "Company") as of December 31, 2023, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as the Company's auditor since 2023.

Dallas, TX
March 12, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Austin Growth Capital, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Current Assets		
Cash and cash equivalents	$	158,287
Accounts receivable		50,000
Prepaid expenses		2,212
Total assets	**$**	**210,499**
Liabilities and member's equity		
Current liabilities		
Accounts payable	$	1,566
Accrued expenses		22,073
Total liabilities		23,639
Member's equity		186,860
Total liabilities and member's equity	**$**	**210,499**

The accompanying notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Statement of Operations
For the year ended December 31, 2023

Revenues:	
Advisory revenue	$ 20,000
Commission revenue	507,500
Administrative fees	100,000
Consulting revenue	208,000
Total revenues	$ 835,500
Operating expenses:	
Legal and professional fees	$ 61,682
Compensation expenses	277,983
Marketing and promotional expenses	18,776
Office and occupancy	59,916
Regulatory fees	4,671
Travel and entertainment	6,585
Other expenses	16,572
Total operating expenses	$ 446,185
Other Income:	
Interest Income	12,079
Total other income	$ 12,079
Net income before income taxes	$ 401,394
Income tax expense	$ -
Net income	$ 401,394

The accompanying notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2023

	Member's Equity
Balance at December 31, 2022	$ 272,366
Contributions of capital	3,100
Distributions of capital	(490,000)
Net income	401,394
Balance at December 31, 2023	$ 186,860

The accompanying notes are an integral part of these financial statements.

Austin Growth Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2023

Cash flows from operating activities:	
Net income	**$ 401,394**
Changes in operating assets and liabilities:	
Accounts receivable	(50,000)
Prepaid expenses	(2,212)
Accounts payable	(7,149)
Accrued expenses	4,442
Deferred revenue	(5,000)
Net cash provided by operating activities	**341,475**
Cash flows from financing activities:	
Contributions from Member	3,100
Distributions to Member	(490,000)
Net cash used in financing activities	**(486,900)**
Net decrease in cash	(145,425)
Cash and cash equivalents at beginning of year	303,712
Cash and cash equivalents at end of year	$ 158,287
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

Austin Growth Capital, LLC (the "Company"), a Texas Limited Liability Corporation, is a broker-dealer in securities, approved to commence operations on February 16, 2022, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities. The Company focuses primarily on two types of business: 1) private placements of securities; and 2) other securities business comprised mainly of merger and acquisition (M&A) advisory services.

Note 2 – Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash and cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Accounts Receivable

Significant Judgments – Revenue from contracts with customers includes advisory revenue, commission revenue, administrative fees and consulting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Revenue Recognition - The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the

contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Advisory Revenue – Advisory revenue fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. General activities and tasks included within the Company's promise to provide these monthly services include preparing presentations, confidential information memorandums, financial analysis and modeling, and a competitive market analysis. Non-refundable advisory fees are billed and recognized monthly as these activities are performed over a period of time.

Administrative Fee Revenue – The Company receives an annual fee totaling $100,000 (the "Annual Fee") related to providing the administrative and consulting services. The Annual Fee is earned on a monthly basis, prorated daily, and payable in equal installments on a monthly basis at the end of each month in which the related services were provided, and recognized over a period of time. Services include communicating with investors and other services on an as-needed basis.

Commission Revenue – During the period ended December 31, 2023, the Company served as a broker-dealer assisting clients in the sale of interests in one of its companies. In addition, the Company served as a placement agent in placing investor capital in private investments. The work performed included but was not limited to the evaluation of potential buyers, investors, and offering documents. The engagements provide for commissions charged as a percent of the sale price of the asset or dollars invested by an investor. The performance obligation is defined as a successfully completed investment or sale, and commission revenues are recognized at a point in time. These transactions were fully completed in 2023.

Consulting Revenue – During the period ended December 31, 2023, the Company earned consulting revenue by advising a client on the structure of an investment committee and by reviewing alternatives for financing and structuring transactions. The Company earned consulting revenue by advising another client on the structure of potential investment capital or the sale of one of its assets. Revenue was recognized over a period of time as consulting services are provided.

Accounts Receivable - Accounts receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts receivable are recorded at amounts billed to clients less an allowance for doubtful accounts. The Company assesses its receivable balance based on historical loss patterns, aging of the receivables, and assessments of specific identifiable accounts considered at risk or uncollectible. Receivable balances are written off when collection is deemed unlikely. The Company's allowance for doubtful accounts was $0 as of December 31, 2023.

Austin Growth Capital, LLC
Notes to the Financial Statements (Continued)
December 31, 2023

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable, and accounts payable. From time to time, the Company has cash and cash equivalents in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Advertising Costs
The Company's policy for advertising costs is to expense the costs as incurred. The Company had $18,776 in marketing and promotional expenses for the period ended December 31, 2023.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The financial statements do not include a provision for income taxes because the Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2023, the Company did not have any uncertain tax positions.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the period ended December 31, 2023, the Company recorded $0 in Texas margin tax expense.

Note 3 – Property and Equipment

Property and equipment consist principally of equipment, computers and furniture. Purchases over $5,000 are capitalized as fixed assets. Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Furniture and fixtures are depreciated over a period of 5-7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

For the period ended December 31, 2023, The Company had no property or equipment recorded as capitalized assets.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to risks to an acceptable level. Further, The Company maintains membership and pays fees to the Securities Investor Protection Corporation (SIPC).

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. At December 31, 2023, the Company had net capital of $134,648, which was $129,648 in excess of its required net capital of $5,000 on that day.

Note 6 - Concentration

During the period ended December 31, 2023, the Company had three customers with revenue representing more than 10% of the Company's total revenue as listed below.

Customer A	52%
Customer B	21%
Customer C	17%

Austin Growth Capital, LLC
Notes to the Financial Statements (Continued)
December 31, 2023

Note 7 – Leases

Office Lease – Until August 2023, the Company subleased a small office from a client. When that lease terminated, the Company began leasing directly from the landlord, a third party. The current lease with the landlord is on a month-to-month basis at $4,000 per month. For the period ended December 31, 2023, rent expense was $29,245.

Note 9 – Related Party Transactions

The Company had no related party transactions for the period ended December 31, 2023.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through March 12, 2024, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were issued. No significant events were noted subsequent to year end.

SUPPLEMENTAL INFORMATION

Austin Growth Capital, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2023
SCHEDULE I

Total member's equity for net capital	$	186,860
Deductions and/or charges:		
Non-allowable assets		(52,212)
Total deductions and/or charges		(52,212)
Net capital before haircuts on securities		134,648
Haircuts on securities		-
Net Capital	$	134,648
Aggregate indebtedness:		
Accounts payable and accrued expenses		23,639
Total aggregate indebtedness	$	23,639
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	129,648
Ratio of aggregate indebtedness to net capital		0.18 to 1

There was no difference between the net capital reported on Form X-17A-5 and the net capital reported on the audited supplemental information.

Austin Growth Capital, LLC
Schedule II & Schedule III
December 31, 2023

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of Austin Growth Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Austin Growth Capital, LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and (2) commission fees. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Austin Growth Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Growth Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Turner, Stone & Company L.L.P

Dallas, TX
March 12, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Austin Growth Capital's Exemption Report

Austin Growth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and (2) real estate related commission fees. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Minter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________________

_ **John Minter, President**

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of Austin Growth Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Austin Growth Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company L.L.P

Dallas, TX
March 12, 2024

Austin Growth Capital, LLC
SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year Ended December 31, 2023

SIPC Reconciliation

Total Revenue	$ 847,579
Deduction	-
SIPC net operating revenues	$ 847,579
Amount due per general assessment @ 0.0015	$ 1,271

Form	Filing date	Check number	Filed/paid to	Amount paid
SIPC 6	7/20/2023	ACH	SIPC	$ 450
SIPC 7	2/27/2024	ACH	SIPC	$ 821

Total amount paid	$ 1,271
Overpayment (Underpayment)	$ -

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is except from SIPC membership an Exclusion from Membership, SIPC form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.